Exhibit 21.1

WCI COMMUNITIES, INC.

Name	Jurisdiction of Incorporation or Organization
WCI Communities, LLC	Delaware
WCI Communities Management, LLC	Delaware
WCI Towers Northeast USA, Inc.	Delaware
Watermark Realty, Inc. (d/b/a Berkshire Hathaway HomeServices Florida Realty; d/b/a BHHS Florida Realty, d/b/a Florida Title & Guarantee)(1)	Delaware
Pelican Landing Golf Resort Ventures, Inc.	Delaware
Pelican Landing Golf Resort Ventures Limited Partnership	Delaware
Pelican Landing Timeshare Ventures Limited Partnership	Delaware
Spectrum Eastport, LLC	Delaware
WCI Communities Rivington, LLC	Delaware
Eastport Home & Land Company LLC	Delaware
Watermark Realty Referral, Inc.	Florida
WCI Realty, Inc.	Florida

(1)           Prior to October 1, 2013, Watermark Realty, Inc. used d/b/a Prudential Florida Realty.